SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________

FORM 11-K
__________________________________________

[ x ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM _____ TO _____
For the fiscal year ended December 31, 2017

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-08052
__________________________________________

TORCHMARK CORPORATION
SAVINGS AND INVESTMENT PLAN
3700 South Stonebridge Drive
McKinney, Texas 75070
469-525-4253
(Full title of the Plan)
__________________________________________

TORCHMARK CORPORATION
3700 South Stonebridge Drive
McKinney, Texas 75070
972-569-4000

(Name of issuer of the securities held pursuant to the plan)
__________________________________________

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
For the years ended December 31, 2017 and 2016

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of the
Torchmark Corporation Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Torchmark Corporation Savings and Investment Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Lane Gorman Trubitt, LLC

We have served as the Plan’s auditor since 2007.

Dallas, Texas
June 29, 2018

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
For the years ended December 31, 2017 and 2016

Statements of Net Assets Available for Benefits

	December 31,
Assets	2017	2016
Investments, at fair value:
Torchmark Corporation common stock	$65,613,083	$59,165,994
Pooled separate accounts	—	77,014,111
Mutual funds	103,579,782	—
Short-term investments	2,091,337	2,310,247
	171,284,202	138,490,352
Investments, at contract value:
Insurance company general account funds	38,589,983	36,664,734

Total investments	209,874,185	175,155,086

Notes receivable from participants	1,696,509	1,324,327

Employer contribution receivable	244,065	—

Accrued investment income	—	1,199
Total assets	$211,814,759	$176,480,612

Total liabilities	—	—

Net assets available for benefits	$211,814,759	$176,480,612

The accompanying notes are an integral part of these financial statements.

See Report of Independent Registered Public Accounting Firm.

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
For the years ended December 31, 2017 and 2016

Statements of Changes in Net Assets Available for Benefits

	December 31,
	2017	2016
Investment income:
Cash dividends—Torchmark common stock	$454,008	$492,761
Dividends on other investments	4,878,200	1,011,837
Interest income—notes receivable from participants	71,763	54,956
Interest income—short-term investments	19,272	9,328
	5,423,243	1,568,882

Net appreciation in fair value of investments	27,138,792	18,770,576

Contributions:
Participant contributions	7,966,165	6,984,868
Rollover contributions	176,369	983,332
Employer contributions	3,550,799	2,790,173
	11,693,333	10,758,373

Total additions	44,255,368	31,097,831
Benefits paid to participants	23,654,396	15,392,035
Net increase in net assets	20,600,972	15,705,796

Net assets available for benefits:
Beginning of plan year	176,480,612	160,774,816

Transfer of assets into this plan	14,733,175	—

End of plan year	$211,814,759	$176,480,612

The accompanying notes are an integral part of these financial statements.

See Report of Independent Registered Public Accounting Firm.

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2017 and 2016

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Torchmark Corporation Savings and Investment Plan (the “Plan”) was adopted on February 15, 1982 by the Board of Directors of Torchmark Corporation (“Torchmark”) and began operating on April 5, 1982.

Valuation of Investments

The purchases and sales of securities are recorded on a trade-date basis.

The Plan offers a choice of various mutual funds (via pooled separate accounts through November 30, 2017) including (i) money market and bond funds which invest primarily in securities issued or guaranteed by the U.S. Treasury and certain U.S. Government agencies and municipalities that provide income that is generally not subject to state income tax, (ii) fixed-income mutual funds which invest in a diversified group of high-quality, fixed income investments, and (iii) equity funds which invest in common stocks and consist of several individual investment options for various levels of risk tolerance. Investments in mutual funds and pooled separate accounts are recorded at the fair value of the underlying investments.

The Plan offers an investment in a general account fund of the Plan trustee. The trustee maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by the trustee. Contract value is equal to contributions received plus interest credited, less payments, withdrawals, or transfers. The interest rate credited on the general account fund varies based on a formula determined by the Plan trustee, but will not be less than a guaranteed floor interest rate determined annually. The interest rate credited through November 30, 2017 was 3.00%. For the period December 1, 2017 through December 31, 2017, the interest rate credited was 2.15%. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Plan management believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. The trustee may not terminate the contract at any amount less than contract value.

Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The accompanying statements of changes in net assets available for benefits are prepared on a contract value basis. The contract value of the Plan’s interest in the general account fund is based on information reported by the issuer at year end. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting.

Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements in conformity with United States Generally Accepted Accounting Principles (“U.S. GAAP”) requires the Plan administrators to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amount reported in the statements of net assets available for benefits.

See Report of Independent Registered Public Accounting Firm.

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2017 and 2016

Revenue Recognition

Dividend and interest income is recorded as earned. Torchmark dividends are earned on the ex-dividend date. Realized gains and losses from sales of investments are calculated on the average cost basis. Net appreciation (depreciation) in fair value of investments includes the Plan's gains and losses on investments bought and sold, as well as held, during the year.

Administrative Expenses

Administrative expenses of the Plan are paid by Torchmark and its affiliates. The Plan has no obligation to reimburse the administrative expenses paid on its behalf.

Federal Income Taxes

Through November 30, 2017, the Plan operated under an individually-designed plan document. Torchmark received a determination letter dated August 10, 2015 from the Internal Revenue Service (“IRS”) stating that the Plan qualified under Section 401(a) of the Internal Revenue Code (“IRC”), and therefore, is exempt from federal income tax. Although the Plan has been amended since receiving the determination letter, the administrative committee and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

In connection with the transfer of custodial and managerial responsibility for the Plan, effective December 1, 2017, Torchmark adopted the Great-West Trust Company Defined Contribution Prototype Plan and Trust - Basic Plan Document No. 11. The Internal Revenue Service has issued an opinion letter dated March 31, 2014 stating that the Plan is acceptable under Section 401(a) of the IRC for use by employers for the benefit of their employees. Torchmark is relying on the opinion letter (in accordance with Announcement 2011-49) that the Plan meets the qualification requirements of the IRC.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE B—DESCRIPTION OF PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution profit sharing and retirement plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

For the period January 1, 2016 through November 30, 2017, Voya Financial served as custodian and record keeper for the Plan’s assets. For the period December 1, 2017 through December 31, 2017, Empower Retirement and Great West Trust Company was appointed custodian and record keeper for the Plan’s assets and assumed responsibility for the custody and management of the Plan’s assets and providing record keeping services.

Participant Contributions

An employee is eligible to participate in the Plan on the date coincident with his date of hire. Employees of Liberty National Life Insurance Company and United Investors Life Insurance Company (see below) must have been

See Report of Independent Registered Public Accounting Firm.

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2017 and 2016

employed prior to January 1, 1995 to be eligible. Upon enrollment, eligible employees can contribute up to 60% of their annual compensation, subject to certain limitations, and can direct the investment in their participant and employer accounts. The Plan permits both pre-tax and certain after-tax (Roth) deferral contributions. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other eligible retirement plans.

For any employee who becomes an eligible employee on or after January 1, 2012 and does not affirmatively elect otherwise, that employee shall be automatically enrolled with salary deferrals of 3% upon the date coincident with the employee’s one year anniversary from his date of hire.

Participating Employer Contributions

Participating employers contribute to the Plan out of their current or accumulated earnings for the year an amount equal to 100% of the participant’s contribution equal to the first 1% of compensation and 50% of a participant’s contributions of the next 5% of a participant’s contribution (limited to 6% of participant’s compensation). Participating employer contributions commence on the date coincident with the employee’s one year anniversary from his date of hire.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s matching contribution, and allocations of Plan investment earnings based on the pro rata ownership share of the investment that generated the earnings. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Notes Receivable from Participants

Any actively employed participant may apply for a Plan loan. The minimum loan amount is $1,000, and the maximum loan amount is the lesser of (a) $50,000 reduced by the excess (if any) of the highest outstanding balance of loans from the Plan to the participant during the one year period ending on the day before the loan is made or (b) 50% of the participant’s vested account balance. A participant may not take more than one loan per calendar year, and a participant may not have more than one outstanding loan at a time. Loans are secured by the participants’ account balances. Loan repayments of principal and interest are made by payroll deduction over a reasonable time period not to exceed 60 months. Currently, the loan interest rate is determined by the trustee using the prime interest rate published in the Wall Street Journal on the first business day of the month before the loan is originated plus 1%.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the plan administrator deems the loan to be in default, the loan balance is reduced and a benefit payment recorded. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

See Report of Independent Registered Public Accounting Firm.

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2017 and 2016

Participating Employers

At the end of 2017 and 2016, the following companies were participating employers in the Plan:

•Liberty National Life Insurance Company, “Liberty National”, (McKinney, Texas)

•Globe Life And Accident Insurance Company, “Globe”, (McKinney, Texas)

•	American Life and Accident Insurance Company, “American Life”, a subsidiary of Globe which has ceased operations, (McKinney, Texas)

•United American Insurance Company, “United American”, (McKinney, Texas)

•Torchmark Corporation, “Torchmark”, (McKinney, Texas)

•Globe Marketing Services, Inc., “Globe Marketing”, (Oklahoma City, Oklahoma)

•Family Heritage Life Insurance Company of America, “Family Heritage”, (McKinney, Texas)

All participating employers are either direct or indirect wholly-owned subsidiaries of Torchmark.

Vesting Provisions

Participants have a fully vested and non-forfeitable interest in their own account. The participant’s employer accounts are vested in accordance with the following schedule:

Years of Credited Service	Applicable Non-Forfeitable Percentage
Less than 2	0%
2 or more	100%

Benefit Payment Provisions

At termination of employment, participants may withdraw all of their participant accounts and the vested portion of their employer accounts. Participants may make non-emergency, in-service withdrawals of all or a portion of their after-tax participant account and all or a portion of their after-tax employer account, if fully vested. Withdrawals prior to termination of employment are also allowed under prescribed hardship conditions as defined in the Plan agreement or subsequent to age 59½ for any reason. If any portion of the after-tax employer account is withdrawn on account of a hardship, the participant may not make contributions to the Plan for six months following such withdrawal. Benefits are recorded when paid. Participants are charged a $25 fee for processing a non-emergency, in-service; age 59 ½; or hardship withdrawals. These fees are deducted from the proceeds paid to the participant and are reflected in the financial statements in “Benefits paid to participants.”

Termination of the Plan

Although it has expressed no intent to do so, Torchmark has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is partially or completely terminated, each affected participant will become fully vested in his employer contribution account.

Forfeitures

If an employee incurs five consecutive “one year breaks in service” for any reason other than death or normal retirement, and is not 100% vested in the employer contribution account, then the non-vested portion of the employer contribution account is forfeited. Forfeitures are applied to reduce subsequent contributions of the employer. The Plan had unallocated forfeitures of $30,728 and $6,905 at December 31, 2017 and 2016, respectively. The Plan applied forfeitures to reduce employer match of $127,329 and $63,333 for 2017 and 2016,

See Report of Independent Registered Public Accounting Firm.

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2017 and 2016

respectively.

NOTE C—FAIR VALUE MEASUREMENTS

U.S. GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2    Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;

•Quoted prices for identical or similar assets or liabilities in inactive markets;

•Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of the observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2017 and 2016.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Short term investments: Valued at the net asset value of shares held by the Plan at year end.

Pooled separate accounts: Valued, as a practical expedient, at the net asset value of units held by the Plan at year end. The net asset value of these accounts is based on the market value of its underlying investments. The net asset value is not a publicly-quoted price in an active market.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

See Report of Independent Registered Public Accounting Firm.

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2017 and 2016

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Common stocks	$65,613,083	$—	$—	$65,613,083
Mutual funds	103,579,782	—	—	103,579,782
Short term investments	2,091,337	—	—	2,091,337
Total investments at fair value	$171,284,202	$—	$—	$171,284,202

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Common stocks	$59,165,994	$—	$—	$59,165,994
Short term investments	2,310,247	—	—	2,310,247
Total assets in the fair value hierarchy	$61,476,241	$—	$—	$61,476,241
Pooled separate accounts(a)	—	—	—	77,014,111
Total investments at fair value	$61,476,241	$—	$—	$138,490,352

(a) These investments are valued using net asset value as a practical expedient, and therefore have not been classified in the fair value hierarchy.

NOTE D—RELATED PARTY TRANSACTIONS

Plan participants are allowed to purchase and sell the common stock of Torchmark. Such purchases and sales, which are considered party-in-interest transactions, were handled by Voya Financial, a party-in-interest to the Plan, through November 30, 2017. Such purchases and sales were handled by Empower Retirement and Great West Trust Company, a party-in-interest to the Plan, for the period December 1, 2017 through December 31, 2017. Purchases and sales were made based on the instructions of the Plan participants and in accordance with the pertinent provisions of the Plan. From time to time, monies not yet invested in Torchmark common stock are deposited in an interest-bearing short-term fund. These funds were deposited in the Investors Bank & Trust Investcash Fund through November 30, 2017 and in the Federated Government Obligations Fund for the period December 1, 2017 through December 31, 2017.

NOTE E—TRANSFER FROM OTHER PLANS

Effective February 15, 2017, the Liberty National Life Insurance Company 401(k) Plan (“LNL 401(k)”) was merged into and with the Plan. On the date of the merger, total plan assets transferred from the LNL 401(k) Plan into the Plan equaled $9,309,506 and consisted of Torchmark Corporation common stock, pooled separate accounts, short-term investments, an unallocated annuity contract, and notes receivable from participants.

Also, effective February 15, 2017, the Liberty National Life Insurance Company Defined Contribution Plan (“LNL DC”) was merged into and with the Plan. On the date of the merger, total plan assets transferred from the LNL DC Plan into the Plan equaled $5,422,031 and consisted of mutual funds, Federal National Mortgage Association securities, money market funds and short-term investments, and cash on deposit. An additional $1,638 of dividends and earnings were received by the LNL DC Plan through April 2017, with the last remaining amounts being transferred to the Plan on April 17, 2017, for a total transfer from the LNL DC Plan of $5,423,669.

NOTE F—REPORTABLE TRANSACTIONS

During the years ended December 31, 2017 and 2016, there were no reportable transactions, loans in default or

See Report of Independent Registered Public Accounting Firm.

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2017 and 2016

uncollectible, investment assets acquired and disposed of within the Plan, or non-exempt transactions with parties-in-interest which would require supplemental presentation under United States Department of Labor regulations.

See Report of Independent Registered Public Accounting Firm.

SUPPLEMENTAL INFORMATION

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
December 31, 2017

Schedule H, Part IV, Line 4i
Schedule of Assets (Held at the End of the Year)
E.I.N. 63-0780404
Plan Number 001

Identity of Issuer	Description of Investment			Cost	Current Value
*Torchmark Corporation	723,328	shares	$1 par value of common stock	**	$65,613,083

	Mutual Funds:
American Funds	2	shares	American Funds 2010 Target Date Retirement R6	**	25
American Funds	267,812	shares	American Funds 2015 Target Date Retirement R6	**	3,109,294
American Funds	311,081	shares	American Funds 2020 Target Date Retirement R6	**	3,919,623
American Funds	698,034	shares	American Funds 2025 Target Date Retirement R6	**	9,416,485
American Funds	278,956	shares	American Funds 2030 Target Date Retirement R6	**	4,030,910
American Funds	492,605	shares	American Funds 2035 Target Date Retirement R6	**	7,329,964
American Funds	168,812	shares	American Funds 2040 Target Date Retirement R6	**	2,574,376
American Funds	308,854	shares	American Funds 2045 Target Date Retirement R6	**	4,784,142
American Funds	86,742	shares	American Funds 2050 Target Date Retirement R6	**	1,315,004
American Funds	54,370	shares	American Funds 2055 Target Date Retirement R6	**	1,029,770
American Funds	7,740	shares	American Funds 2060 Target Date Retirement R6	**	96,130
American Funds	279,709	shares	American Funds The Income Fund of America R6	**	6,536,794
Baron Capital Group	55,166	shares	Baron Emerging Markets Institutional	**	847,907
BlackRock	77,333	shares	BlackRock Health Sciences Opportunities Institutional	**	4,342,242
Dimensional Fund Advisors	33,740	shares	DFA US Targeted Value I	**	839,784
Diamond Hill Funds	125,690	shares	Diamond Hill Large Cap Y	**	3,348,379
Ivy Funds	260,450	shares	Ivy International Core Equity N	**	5,310,585
Metropolitan West Funds	355,892	shares	Metropolitan West Total Return Bond Plan	**	3,569,592
Prudential Funds	303,660	shares	Prudential High Yield Z	**	1,679,242
T. Rowe Price	193,220	shares	T. Rowe Price Blue Chip Growth	**	18,609,029
T. Rowe Price	160,432	shares	T. Rowe Price Diversified Mid Cap Growth	**	4,716,694
T. Rowe Price	63,395	shares	T. Rowe Price QM US Small-Cap Growth Equity I	**	2,215,015
T. Rowe Price	27,773	shares	T. Rowe Price Science & Technology I	**	1,262,854
Franklin Templeton Investments	111,978	shares	Templeton Global Bond R6	**	1,326,944
Vanguard	16,514	shares	Vanguard 500 Index Admiral	**	4,075,874
Vanguard	36,652	shares	Vanguard Developed Markets Index Admiral	**	528,161
Vanguard	3,487	shares	Vanguard Emerging Markets Stock Index Admiral	**	133,139
Vanguard	2,701	shares	Vanguard Mid Cap Index Admiral	**	517,385
Vanguard	35,996	shares	Vanguard Selected Value Inv	**	1,125,580
Vanguard	57,456	shares	Vanguard Small Cap Index Admiral	**	4,066,736
Vanguard	85,779	shares	Vanguard Total Bond Market Index Admiral	**	922,123
					103,579,782

	Short-Term Investments:
*Great West Trust Company, LLC	948,735	shares	Federated Government Obligations Fund	**	2,091,337
					171,284,202

	Insurance Company General Account Funds:
*Great West Trust Company, LLC	Select Guarantee Fund			**	38,589,983
					209,874,185

	Notes Receivable from Participants:
*Participant Loans	Interest rates ranging from 4.25% to 5.25%, maturing through December 2022			—	1,696,509
					$211,570,694

*Indicates a party-in-interest to the plan
**Cost is omitted when reporting investments that are participant directed

Index of Exhibits

99.1
Consent of Deloitte & Touche LLP to the incorporation by reference of their audit report dated February 26, 2018 into Form S-8 of the Torchmark Corporation Savings and Investment Plan (Registration No. 2-76378) (incorporated by reference from Exhibit 23 to Form 10-K for the year ended December 31, 2017).

99.2	Consent of Lane Gorman Trubitt, LLC to the incorporation by reference of their independent registered public accounting firm report of June 29, 2018, into Form S-8 Registration Statement No. 2-76378.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Torchmark Corporation
Savings and Investment Plan

By: /s/ Frank M. Svoboda
Frank M. Svoboda, Member
Administrative Committee

By: /s/ Cory W. Newman
Cory W. Newman, Member
Administrative Committee

By: /s/ Ben W. Lutek
Ben W. Lutek, Member
Administrative Committee

By: /s/ David K. Carlson
David K. Carlson, Member
Administrative Committee

By: /s/ Debbie Gamble
Debbie Gamble, Member
Administrative Committee

By: /s/ J. Matthew Darden
J. Matthew Darden, Member
Administrative Committee

Date: June 29, 2018